Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264598

PROSPECTUS SUPPLEMENT NO. 3

(To the Prospectus dated March 30, 2023)

Primary Offering of

69,780,665 Shares of Class A Common Stock Issuable Upon the Exchange of New Common Units and Class V Common Stock

Secondary Offering of

94,278,420 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus, dated March 30, 2023 (as amended, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264598). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2023 (the “Current Report”) other than the information included in Items 2.02 and 7.01 and Exhibit 99.1, which were furnished and not filed with the Securities and Exchange Commission. Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to 69,780,665 shares of Inspirato Class A common stock, par value $0.0001 per share (“Class A Common Stock”) issuable upon the exchange of an equal number of New Common Units (as defined in the Prospectus) and Inspirato Class V common stock, par value $0.0001 per share (“Class V Common Stock”) held by Continuing Inspirato Members (as defined in the Prospectus). In addition, the Prospectus and this prospectus supplement relate to the resale by the selling securityholders named in the Prospectus (or their permitted transferees) of up to 94,278,420 shares of Class A Common Stock (including (i) 30,393,285 shares issued to the Blocker Shareholders (as defined in the Prospectus) in connection with the Business Combination (as defined in the Prospectus), (ii) 2,747,500 Founder Shares (as defined in the Prospectus), (iii) 60,647,438 shares issuable upon the exchange of New Common Units and Class V Common Stock held by certain Continuing Inspirato Members, and (iv) 490,197 shares held by the Sponsor (as defined in the Prospectus)).

Our Class A Common Stock is currently listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “ISPO.” On August 7, 2023, the last reported sales price of our Class A Common stock was $0.9919 per share.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 6 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated August 8, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 7, 2023

Inspirato Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-39791	85-2426959
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1544 Wazee Street Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

(303) 586-7771

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ISPO	The Nasdaq Stock Market LLC
Warrants to purchase Class A common stock	ISPOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Investment Agreement

On August 7, 2023, Inspirato Incorporated (the “Company”) entered into an investment agreement (the “Investment Agreement”) with Oakstone Ventures, Inc. (the “Purchaser”), an affiliate of Capital One Financial Corporation (“Capital One”), relating to the issuance and sale to the Purchaser of an 8% Senior Secured Convertible Note due 2028 having an aggregate principal amount of $25,000,000 (the “Initial Note”). The closing of the transactions contemplated by the Investment Agreement (the “Transaction”) is subject to certain closing conditions as described below (the date on which the closing occurs, the “Closing”). The Investment Agreement also provides that the Company shall have the right, on or after the date of Closing, to issue up to an additional $24,999,999 in aggregate principal amount of 8% Senior Secured Convertible Notes due 2028 (the “Additional Notes” and, together with the Initial Note, the “Notes” or the “Convertible Notes”) to additional investors subject to the Purchaser’s prior consent, not to be unreasonably withheld.

The Investment Agreement includes customary representations, warranties and covenants by the Company. Subject to certain limitations, the Investment Agreement also provides the Purchaser with certain registration rights for the securities issuable or issued upon conversion of the Initial Note.

In addition to certain customary interim operating covenants, the Investment Agreement restricts the Company’s ability to do the following ahead of the Closing or the termination of the Investment Agreement: (i) issue any shares of capital stock or other ownership interests, other than employee issuances, equity grant exercises, and as required pursuant to the organizational documents of Inspirato LLC, (ii) issue any debt other than letters of credit consistent with past practice and the Additional Notes or debt securities convertible into the Additional Notes and (iii) adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization.

The Closing is conditioned upon customary closing conditions. The Closing is also conditioned upon the Company and an affiliate of Capital One entering into a commercial agreement. The issuance and sale of the Initial Note to the Purchaser is also conditioned upon the Company receiving specified stockholder approvals and the effectiveness of certain amendments to the Company’s certificate of incorporation.

The foregoing summary of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, a copy of which is filed as Exhibit 10.1 and is incorporated herein by reference.

Convertible Notes

The following contains a summary of the Convertible Notes that will be issuable pursuant to the Transaction. The following summary of the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Note, a copy of which is included in Exhibit 10.1 filed herewith and is incorporated herein by reference.

Interest; Maturity

The Notes will bear interest at a rate of 8% per annum. Interest on the Notes will be payable quarterly on the last business day of each calendar quarter following the issuance of the Notes, and will be payable at the election of the Company in cash or by increasing the outstanding principal amount of the Notes by the amount of interest payable on such interest payment date. The Notes will mature on the five-year anniversary of the Closing, subject to earlier conversion, redemption or repurchase.

Seniority; Security Interest

The Notes will be fully and unconditionally guaranteed by certain existing and future subsidiaries of the Company. The Notes will be senior secured obligations of the Company and its guarantor subsidiaries. The Company and its guarantor subsidiaries will grant a first priority security interest in substantially all of their assets as security for the Company’s obligations under the Notes.

Conversion

Subject to certain limitations, the Notes will be convertible at the option of the holder into shares of the Company’s Class A common stock, $0.0001 par value per share (“Class A Common Stock”) and, under the circumstances described below, the Company’s newly-designated series of Class B Non-Voting common stock, par value $0.0001 per share (“Class B Non-Voting Common Stock” and together with the Class A Common Stock, the “Common Stock”). The Class B Non-Voting Common Stock will generally be identical to the Class A Common Stock except that the Class B Non-Voting Common Stock will not be entitled to vote on any matters submitted to the Company’s stockholders (other than certain enumerated actions or as otherwise required by law). To the extent that the conversion of a Note would result in its holder (other than certain transferees) owning or controlling, or being deemed to own or control, in the aggregate, greater than 4.99% of the voting power of any “class” of “voting securities” (each as defined and as such percentage is calculated under the Bank Holding Company Act of 1956 (the “BHC Act”)) of the Company (the “Voting Threshold”), then the Note would first convert into Class A Common Stock up to the Voting Threshold with the excess convertible into Class B Non-Voting Common Stock. To the extent that the conversion of a Note would result in its holder (other than certain transferees) owning or controlling, or being deemed to own or control, in the aggregate, greater than 24.99% of the sum of the number of issued and outstanding shares of Class A Common Stock and Class B Non-Voting Common Stock (or such other capital stock as reasonably determined by the holder in good faith to be consistent with how the “total equity” is defined and calculated under the BHC Act) (the “Ownership Threshold”), then the Note would convert into the maximum number of shares of Common Stock so allowable by the Voting Threshold and the Ownership Threshold and the excess would remain outstanding and become convertible only if and when such conversion would not cause the holder to exceed the Voting Threshold and Ownership Threshold. The conversion price applicable to the Notes will initially be $1.50 per Common Share, subject to customary anti-dilution adjustments upon certain events, including any dividend of Company securities or other property, stock split, stock combination (including any stock combination occurring prior to the Closing), reclassification, consolidation, merger or a sale of all or substantially all of the Company’s assets.

Redemption

On or after the three-year anniversary of the Closing, the Notes will be redeemable (subject to certain terms and conditions) by the Company in whole (but not in part) at a redemption price equal to the fair market value of the Common Shares issuable upon conversion of the then-outstanding principal amount of the Notes (without giving effect to the Voting Threshold or the Ownership Threshold). If the Company gives notice of its intent to redeem the Notes, the holders of the Notes will be able to elect to convert the Notes at any time prior to the effectiveness of the redemption.

Change of Control; Termination of Commercial Agreement

Upon a change of control of the Company, the termination of the Commercial Agreement by the Company or the termination of the Commercial Agreement by Capital One due to the Company’s material breach, a holder of a Note may require the Company to repurchase all or any part of its Note at a cash price equal to the greater of (i) one-and-one-half (1.50) multiplied by the then-outstanding aggregate principal amount of the Notes to be purchased plus any accrued and unpaid interest and other amounts payable such Note to be repurchased and (ii) the then-Fair Market Value of the shares issuable upon conversion of the portion of the Note to be repurchased (without giving effect to the Voting Threshold or the Ownership Threshold).

Covenants; Events of Default

The Notes will include customary affirmative and negative covenants. The affirmative covenants include, among other things, payment of principal and interest when due, maintenance of existence, delivery of compliance certificates and notices, and guarantee obligations and give security. The negative covenants include, among other things, limitations on mergers, consolidations, acquisitions and sale, lease or transfer of all or substantially all assets. These covenants are subject to limitations and exceptions set forth in the Notes. The Notes will also include customary events of default, including failure to pay principal and interest, failure to comply with covenants, agreements or conditions, and certain events of bankruptcy or insolvency involving the Company and its subsidiaries providing guarantees of the Notes. Upon the occurrence of certain events of default, the principal and accrued interest on the Notes will immediately become due and payable; upon the occurrence of certain other events of default, the holders of a majority of the Notes may declare the principal and accrued interest on the Notes to be immediately due and payable.

Item 2.02.	Results of Operations and Financial Condition.

On August 8, 2023, the Company issued a press release announcing its financial results for the quarter ended June 30, 2023. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and is incorporated by reference herein.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant.

The information related to the Investment Agreement and the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The information related to the Investment Agreement and the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

As described in Item 1.01, pursuant to the terms of the Investment Agreement, the Company has agreed to issue the Initial Note to the Purchaser. This issuance and sale will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act. The Purchaser represented to the Company that it is an “accredited investor” as defined in Rule 501 under the Securities Act and that the Initial Note is being acquired for investment purposes and not with a view to, or for sale in connection with, any distribution thereof. Appropriate legends will be affixed to the Initial Note and any securities issued upon conversion of the Initial Note.

Item 7.01.	Regulation FD Disclosure.

Inspirato announces material information to the public about Inspirato, its products and services, and other matters through a variety of means, including filings with the Securities and Exchange Commission, press releases, public conference calls, webcasts, the investor relations section of its website (https://investor.inspirato.com), its blog (https://www.inspirato.com/details) and its Twitter account (@inspirato) in order to achieve broad, non-exclusionary distribution of information to the public and for complying with its disclosure obligations under Regulation FD.

The information in Item 2.02 and Item 7.01 of this Current Report on Form 8-K, and Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. To the extent that information pertaining to the Transaction contained in Exhibit 99.1 constitutes soliciting material pursuant to Rule 14a-12 under the Exchange Act, only such information will be deemed to be filed and shall only be deemed filed pursuant to such rule.

Item 8.01.	Other Events.

On August 8, 2023 the Company issued a press release announcing the Transaction. A copy of the press release is filed as Exhibit 99.2 and incorporated by reference.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecast,” “plan,” “intend,” “target,” or the negative of these words or other similar expressions that concern the Company’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements in this Current Report on Form 8-K include, but are not limited to, the Company’s anticipated partnership with Capital One and the Company’s ability to consummate the Transaction and satisfy applicable closing conditions, including the entry into a commercial agreement with Capital One on acceptable terms and the receipt of necessary shareholder approvals. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties, including changes in the Company’s plans or assumptions, that could cause actual results to differ materially from those projected. These risks include the risk of the Company’s stockholders not approving the Transaction, the occurrence of any event, change or other circumstances that could result in the Investment Agreement being terminated or the Transaction not being completed on the terms reflected in the Investment Agreement, or at all, uncertainties as to the timing of the consummation of the Transaction; the ability of each party to consummate the Transaction; and other risks detailed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Quarterly Report on Form 10-Q that will be filed with the SEC by August 9, 2023 and subsequent filings with the SEC and the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2023. All information provided in this Current Report on Form 8-K is as of the date hereof, and the Company undertakes no duty to update this information unless required by law. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this press release.

Additional Information and Where to Find It

Inspirato, its directors and certain executive officers are participants in the solicitation of proxies from stockholders in connection with a special meeting of stockholders to approve certain amendments to Inspirato’s amended and restated certificate of incorporation in connection with the issuance of the convertible notes (the “Special Meeting”). Inspirato plans to file a proxy statement (the “Special Meeting Proxy Statement”) with the SEC in connection with the solicitation of proxies for the Special Meeting. Additional information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Special Meeting Proxy Statement and other relevant documents to be filed with the SEC in connection with the Special Meeting. Information relating to the foregoing can also be found in Inspirato’s definitive proxy statement for its 2023 Annual Meeting of Stockholders (the “2023 Proxy Statement”), which was filed with the SEC on April 6, 2023. To the extent that such participants’ holdings of Inspirato securities have changed since the amounts printed in the 2023 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.

Promptly after filing the definitive Special Meeting Proxy Statement with the SEC, Inspirato will mail the definitive Special Meeting Proxy Statement and related proxy card to each stockholder entitled to vote at the Special Meeting. STOCKHOLDERS ARE URGED TO READ THE SPECIAL MEETING PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INSPIRATO WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders may obtain, free of charge, the preliminary and definitive versions of the Special Meeting Proxy Statement, any amendments or supplements thereto, and any other relevant documents filed by Inspirato with the SEC in connection with the Special Meeting at the SEC’s website (http://www.sec.gov). Copies of Inspirato’s definitive Special Meeting Proxy Statement, any amendments or supplements thereto, and any other relevant documents filed by Inspirato with the SEC in connection with the Special Meeting will also be available, free of charge, at Inspirato’s investor relations website (https://investor.inspirato.com/) or by writing to Inspirato Incorporated, 1544 Wazee Street, Denver, Colorado 80202, Attention: Investor Relations.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of 8% Senior Secured Convertible Notes due 2028 (included in Exhibit 10.1)

10.1	Investment Agreement, dated as of August 7, 2023, between Inspirato Incorporated and Oakstone Ventures, Inc.

99.1	Press Release dated August 8, 2023 announcing the Company’s financial results.

99.2	Press Release dated August 8, 2023 announcing the Transaction.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INSPIRATO INCORPORATED
Dated: August 8, 2023
	By:	/s/ Robert Kaiden
		Name:	Robert Kaiden
		Title:	Chief Financial Officer